SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

A Publicly Held Company
CNPJ/MF no 33.000.167/0001 -01
NIRE no 33300032061

Extraordinary General Meeting

The shareholders of Petróleo Brasileiro S.A. – PETROBRAS met on 01 June 2006, at 3 p.m., resuming the Extraordinary General Meeting that began on 22 May 2006. The meeting took place in the auditorium of the Petróleo Brasileiro S.A. - PETROBRAS Head Office, at Avenida República do Chile, 65, in the city and State of Rio de Janeiro.

In response to the new consultation formulated by the Company, the EGM was informed that the Securities Commission (CVM) had communicated by Official Letter, dated 30 May, based on the fundamentals mentioned by the CVM technical department. The Commission approved the utilization of the economic value of the two companies, calculated by the discounted cash flow method as the alternative valuation criteria, pursuant to Article 264 of Law 6,404/76.

Consequently, the EGM deliberated and approved, by a majority, the following:

I.	The re-ratification of the Protocol and Justification of the Incorporation of the Shares of Petrobras Química S.A – PETROQUISA by Petróleo Brasileiro S.A – PETROBRAS, dated 22-05-2006;

II.
The ratification of the appointment of the company ERNST & YOUNG Auditores Independentes S/S, to proceed with the evaluation of the shareholders’ equity and book value of PETROBRAS, for the purpose of the incorporation of PETROQUISA’s shares by PETROBRAS;

III.	The Valuation Report of the Shareholders’ Equity and Book Value of PETROBRAS for the purpose of implementing the incorporation of PETROQUISA’s shares by PETROBRAS;

IV.	The Valuation Report of the Shareholders’ Equity Book Value and the Net Book Assets of PETROQUISA to be capitalized by PETROBRAS;

V.
The ratification of the appointment of the company ING Bank N.V., to undertake an economic and financial valuation of PETROBRAS, for the purpose of the incorporation of PETROQUISA’s shares by PETROBRAS;

VI.	The Economic and Financial Valuation Report of PETROBRAS, for the purpose of implementing the incorporation of PETROQUISA’s shares by PETROBRAS;

VII.	The incorporation into PETROBRAS’ equity of the total number of PETROQUISA shares held by their minority shareholders, in the manner specified in the Re- ratification of the Justification Protocol;

VIII.	The alteration to the PETROBRAS bylaws as provided for in the Re-ratification of the Protocol and Justification of the Incorporation of the Shares; and

IX.	The authorization for the Executive Board to practice all the acts needed for the achievement of the incorporation of the PETROQUISA’ shares by PETROBRAS.

Rio de Janeiro, June 1st, 2006.

Almir Guilherme Barbassa
CFO and Investor Relations Director of Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.